Q2

2012 Second Quarter Report

Non-Consolidated Financial and Operating Highlights (1)

	Three months ended		Three months ended		Six months ended		Six months ended
	June 30, 2012		June 30, 2011		June 30, 2012		June 30, 2011

Financial ($000, except as otherwise indicated)	$000	per boe	$000	per boe	$000	per boe	$000	per boe
Petroleum and natural gas sales	$27,312	$13.60	$61,405	$28.45	$60,737	$14.77	$141,037	$32.14
Royalties	(2,029)	(1.01)	(7,837)	(3.63)	(4,671)	(1.14)	(19,263)	(4.39)
Realized gain on derivatives	237	0.12	6,200	2.87	237	0.06	13,056	2.98
Operating expense	(10,362)	(5.16)	(14,556)	(6.74)	(22,437)	(5.46)	(37,043)	(8.44)
Operating	15,158	7.55	45,212	20.95	33,866	8.23	97,787	22.29
General and administrative (2)	(4,876)	(2.43)	(4,752)	(2.20)	(8,954)	(2.18)	(10,933)	(2.49)
Finance expense (3)	(2,935)	(1.46)	(3,963)	(1.84)	(5,642)	(1.37)	(10,134)	(2.31)
Miscellaneous income	47	0.02	110	0.05	543	0.13	135	0.03
Funds from operations	7,394	$3.68	36,607	$16.96	19,813	$4.81	76,855	$17.52
Dividends from Longview	3,588		2,945		8,005		2,945
Total	$10,982		$39,552		$27,818		$79,800
per share (4)	$0.07		$0.24		$0.17		$0.48

Expenditures on property, plant and equipment	$7,857		$6,023		$71,184		$83,018
Working capital deficit (5)	$13,615		$3,104		$13,615		$3,104
Bank indebtedness	$172,005		$103,447		$172,005		$103,447

Convertible debentures (face value)	$86,250		$148,544		$86,250		$148,544
Shares outstanding at end of period (000)	167,154		165,145		167,154		165,145
Basic weighted average shares (000)	167,087		165,076		166,814		164,784

Operating
Daily Production
Natural gas (mcf/d)	124,041		129,123		126,996		120,184
Crude oil and NGLs (bbls/d)	1,394		2,198		1,428		4,213
Total boe/d @ 6:1	22,068		23,719		22,594		24,244
Average prices (including hedging)
Natural gas ($/mcf)	$1.65		$4.30		$1.83		$4.42
Crude oil and NGLs ($/bbl)	$70.51		$85.14		$71.95		$76.05

(1)	Non-consolidated financial and operating highlights for Advantage excluding Longview.
(2)	General and administrative expense excludes non-cash G&A.
(3)	Finance expense excludes non-cash accretion expense.
(4)	Based on basic weighted average shares outstanding.
(5)	Working capital deficit includes trade and other receivables, prepaid expenses and deposits, trade and other accrued liabilities, and the other liability

MESSAGE TO SHAREHOLDERS

The following Message to Shareholders discusses the non-consolidated financial and operating results for Advantage, excluding Longview.

Stable Production and Low Cost Structure Continues at Glacier

➢	Funds from operations, excluding dividends received from Longview Oil Corp (“Longview”), for the second quarter of 2012 was $7.4 million or $0.04 per share, a significant reduction from the first quarter of 2012 due to a 12% decrease in the average AECO Canadian natural gas prices to $1.90/mcf during the quarter Advantage’s realized natural gas price was impacted by higher transportation costs during Q2 2012 due to additional firm service commitments that came into effect through the quarter at Glacier.

➢	The tax-free dividend income received from Longview amounted to $3.6 million ($0.02 per share) during Q2 2012 as a result of Advantage’s current 45.2% ownership in the shares of Longview.

➢	Production for the second quarter of 2012 averaged 22,068 boe/d (94% natural gas) compared to 23,121 boe/d during the first quarter of 2012. Glacier production averaged 96 mmcf/d during the quarter. Advantage experienced lower average quarterly production as a direct result of numerous facilities outages including a shut-down at our Glacier gas plant to complete expansion modifications and third-party facility turnarounds which affected our Nevis coal bed methane natural gas production of approximately 1,000 boe/d for three weeks and our Lookout Butte production of 1,000 boe/d in June, 2012. Additionally, production at our Lookout Butte property will remain shut-in to approximately October 2012 due to a fire that occurred at the third party facility while maintenance activities were underway. We are waiting on further updates from the third-party in regard to progress on their recovery efforts from the fire.

➢	Operating costs for the current quarter were $5.16/boe as compared to Q1 2012 of $5.74/boe. Operating costs benefited in Q2 2012 due to third party process fee equalizations that were received. Glacier operating costs were approximately $2.00/boe during the second quarter due to maintenance costs that were undertaken.

➢	Advantage’s royalty rate during the second quarter of 2012 was 7.4% as compared to 7.9% in the prior quarter. The royalty rate has continued to decrease due to a higher percentage of production from Glacier and lower natural gas pricing.

➢	Capital expenditures for the three months ended June 30, 2012 were $7.9 million primarily related to the completion of our Glacier Phase IV development program which included expansion of our 100% working interest Glacier gas plant processing capacity to 140 mmcf/d.

➢	On May 22, 2012 Advantage sold 8,300,000 Longview common shares owned by Advantage to a syndicate of underwriters at a price of $9.00 per common share for gross proceeds of $74.7 million. The net proceeds were utilized to repay outstanding bank indebtedness. As of June 30, 2012, bank indebtedness was $172.0 million, leaving an undrawn credit facility of $128.0 million. In addition, Advantage’s 45.2% ownership in the shares of Longview had an asset value of approximately $154 million. Our undrawn credit facility, ownership of Longview shares and cash flow provide final flexibility to support our Middle Montney drilling plans.

Looking Forward – Drilling to Further Evaluate NGL Potential in the Middle Montney

➢	Two of our four Middle Montney wells were tied-in and produced during Q2 2012. The wells were further tested for liquid content and confirmed the estimated liquid yields that were observed during the initial well testing conducted in Q1 2012. Liquid yields are internally estimated to range from 25 bbls/mmcf to 50 bbls/mmcf assuming a shallow cut refrigeration process. Liquid yields could be increased through construction of a higher cost facility which involves a deep cut liquids extraction process. We estimate liquid yields could be 57 bbls/mmcf to 90 bbls/mmcf assuming a deep cut liquids extraction process. The propane, butane and condensate components are estimated to comprise 46% to 60% of the liquid yield in a deep cut liquids extraction process (see Advantage press release dated March 15, 2012). Natural gas production from the Middle Montney wells are demonstrating a shallow decline indicating that further optimization potential may exist.

➢	Additional geological and engineering work has been undertaken to better characterize the Middle Montney reservoir and rock characteristics in conjunction with investigating modified completion techniques. This analysis will be important to the future completions of three additional Middle Montney horizontal wells which are scheduled to be spud by mid-August 2012. Field activities have been delayed due to continued wet weather conditions at Glacier.

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➢	Guidance for the 12 months ending June 30, 2013 is estimated as follows:

Production average	22,000 boe/d to 23,000 boe/d (95% natural gas)

Royalty rate	6% to 8%

Operating expense	$5.50/boe to $5.95/boe

Capital expenditures	$70 million to $80 million

➢	Production during H2 2012 is expected to average 21,000 boe/d to 22,000 boe/d with capital expenditures of approximately $40 to $50 million. Production during H2 2012 will be impacted due to the continued shut-in of our Lookout Butte property. As a result of the prevailing low natural gas pricing environment, we will maintain production from Glacier at between 90 mmcf/d and 100 mmcf/d through to July 2013 utilizing our inventory of 14 wells that will be completed as required to offset declines.

➢	Our 12 month capital program will include 3 additional Middle Montney evaluation wells and the completion of 14 existing wells (from our Phase IV drilling program) over this period. Additional Middle Montney wells may be drilled in H1 2013 depending on results and natural gas prices.

➢	We believe that it is prudent to maintain capital spending discipline and financial flexibility in this current natural gas price environment. We also believe that the current price of natural gas is unsustainable for generating sufficient full cycle economic returns in the vast majority of North American natural gas plays and anticipate an improvement in the natural gas price environment.

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CONSOLIDATED MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”), dated as of August 8, 2012, provides a detailed explanation of the consolidated financial and operating results of Advantage Oil & Gas Ltd. (“Advantage”, the “Corporation”, “us”, “we” or “our”) for the three and six months ended June 30, 2012 and should be read in conjunction with the unaudited consolidated financial statements for the three and six months ended June 30, 2012 and the audited consolidated financial statements and MD&A for the year ended December 31, 2011. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), representing generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada, and all references are to Canadian dollars unless otherwise indicated. The term "boe" or barrels of oil equivalent may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Non-GAAP Measures

The Corporation discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, comprehensive income, and cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per boe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended			Six months ended
	June 30			June 30
($000)	2012	2011	% change	2012	2011	% change
Cash provided by (used in) operating activities	$(1,521)	$49,643	(103)%	$31,374	$74,224	(58)%

Expenditures on decommissioning liability	602	507	19%	1,341	1,545	(13)%
Changes in non-cash working capital	23,316	6,832	241%	25,434	27,632	(8)%
Finance expense (1)	(4,154)	(4,941)	(16)%	(7,915)	(11,112)	(29)%
Funds from operations	$18,243	$52,041	(65)%	$50,234	$92,289	(46)%

(1) Finance expense excludes non-cash accretion expense.

Forward-Looking Information

This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

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In particular, forward-looking statements included in this MD&A include, but are not limited to, industry conditions, including effect of weak natural gas prices on the natural gas industry; expected timing of shut-in of Lookout Butte property; effect of derivative contracts on sales and commodity price fluctuations; the Corporation's hedging strategy; effect of the Corporation's risk management activities on cash flows and the Corporation's capital expenditure program; expected production from the Glacier area; wells to be completed in the Glacier area; effect of changes in the $US/$Canadian exchange rate and changes in Canadian crude oil differentials relative to WTI on Advantage’s realized prices; effect of supply management by OPEC (as defined herein) and strong relative demand from developing countries on long-term pricing fundamentals for crude oil; effect of commodity prices on the Corporation's financial results, condition and performance; effect of supply and demand factors on prices; timing of settlement of derivative contracts in 2012; projected royalty rates; average royalty rates and the impact of well depths, well production rates and commodity prices on average corporate royalty rates; status of spill clean-up work at Sunset and anticipated costs incurred in connection therewith during the third quarter of 2012; expectations of future compensation costs associated with the restricted shares of Advantage and Longview; intentions to monitor debt levels to ensure an optimal mix of financing and cost of capital to provide return to the Corporation's shareholders; impact of contractual obligations on the Corporation's cash flow; future commitments and contractual obligations; terms of the Corporation's credit facilities, including timing of next review of the credit facilities and the Corporation's expectations regarding extension of the credit facilities at each annual review; effect of changes in reserves estimates or commodity prices on the borrowing base of the credit facilities; the Corporation's plans for managing its capital structure; the Corporation's ability to satisfy all liabilities and commitments as they become due; outlook for the Corporation from a prolonged weak commodity price environment, including the impact on the Corporation's business and strategy; capital expenditure programs; the focus and anticipated timing of capital expenditures; Advantage's focus on development of the Montney natural gas resource play at Glacier while retaining a significant investment in Longview; the Corporation’s exploration and drilling plans; anticipated effect of construction of a higher cost facility on liquid yields; estimated increase in liquid yields assuming a deep cut liquid extraction process; estimated percentage of propane, butane and condensate components comprising the liquid yield in a deep cut liquids extraction process; further optimization potential of the Middle Montney wells; anticipated timing of drilling of three additional Middle Montney horizontal wells; average production during the second half of 2012; impact of continued shut-in of the Lookout Butte property on production; anticipated average production, royalty rate, operating expenses and capital expenditures for 2012 for Advantage; expectations regarding drilling of additional Middle Montney wells in the first half of 2013; Longview's evaluation of various strategic arrangements and opportunities; the focus of Longview's 2012 capital program and the anticipated effect on returns, cash flows and financial structure; Longview's plans to high grade its inventory of drilling locations and to invest in opportunities that it believes provides strong economics; and Longview's business strategy. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future.

These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including, but not limited to, changes in general economic, market and business conditions; stock market volatility; changes to legislation and regulations and how they are interpreted and enforced; changes to investment eligibility or investment criteria; our ability to comply with current and future environmental or other laws; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; our success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; failure to extend the credit facilities at each annual review; competition from other producers; the lack of availability of qualified personnel or management; individual well productivity; ability to access sufficient capital from internal and external sources; credit risk; and the risks and uncertainties described in the Corporation’s Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, in addition to other assumptions identified herein, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s crude oil and natural gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; and the estimates of the Corporation’s production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

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Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Consolidation of Longview Oil Corp.

On April 14, 2011, Advantage’s wholly-owned subsidiary, Longview Oil Corp. (“Longview”), completed its initial public offering (the “Offering”) at a price of $10 per common share issuing 17,250,000 common shares and raising gross proceeds of $172.5 million (including full exercise of the over-allotment option on April 28, 2011). Concurrent with the closing of the Offering, Longview purchased certain oil-weighted assets (the “Acquired Assets”) from Advantage for total consideration of $546.9 million, comprised of 29,450,000 common shares of Longview and $252.4 million in cash (the “Acquisition”). The Acquired Assets were purchased with an effective date of January 1, 2011 and a closing date of April 14, 2011. On May 22, 2012, Advantage sold 8,300,000 common shares of Longview to a syndicate of underwriters at a price of $9.00 per common share for gross proceeds of $74.7 million. As a result, Advantage now owns 21,150,010 common shares of Longview, representing an interest of approximately 45.2% in Longview. As Advantage holds the single largest ownership interest of Longview and other ownership interests are comparatively dispersed, Advantage is considered to control Longview. Accordingly, the financial and operating results of Longview are consolidated 100% within Advantage and non-controlling interest has been recognized which represents Longview’s independent shareholders 54.8% ownership interest in the net assets and income of Longview. Refer to the MD&A section “Supplementary Financial and Operating information for Advantage and Longview” which provides detailed financial and operational information with respect to the separate legal entities.

As the Acquisition closed on April 14, 2011, financial and operating results from the Acquired Assets belong to Advantage for the period prior to April 14, 2011 and are solely attributed to Advantage’s shareholders. For the period from April 14, 2011, the financial and operating results from the Acquired Assets belong to Longview and are attributed to Longview’s shareholders based on their ownership interests.

Concurrent with closing of the Acquisition, Advantage entered into a Technical Services Agreement (“TSA”) with Longview. Under the TSA, Advantage provides the necessary personnel and technical services to manage Longview's business and Longview reimburses Advantage on a monthly basis for its share of administrative charges based on respective levels of production. Longview has an independent board of directors with three members. The officers of Longview provide services to Longview under the TSA but remain employees of Advantage.

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Supplementary Financial and Operating Information for Advantage and Longview

The following information has been presented to provide additional information with respect to the legal entity financial and operating information for each of Advantage and Longview.

	Three months ended			Six months ended
	June 30, 2012			June 30, 2012
	Advantage	Longview	Consolidated	Advantage	Longview	Consolidated
Production
Natural gas (mcf/d)	124,041	8,370	132,411	126,996	9,041	136,037
Crude oil (bbls/d)	667	3,947	4,614	673	4,221	4,894
NGLs (bbls/d)	727	539	1,266	755	582	1,337
Total (boe/d)	22,068	5,881	27,949	22,594	6,310	28,904
Natural gas (%)	94%	24%	78%	94%	24%	78%
Crude oil (%)	3%	67%	17%	3%	67%	17%
NGLs (%)	3%	9%	5%	3%	9%	5%

Natural Gas Prices ($/mcf)
Realized natural gas prices
Excluding hedging	$1.63	$2.02	$1.65	$1.82	$2.16	$1.84
Including hedging	$1.65	$2.02	$1.67	$1.83	$2.16	$1.85

Crude Oil and NGLs Prices ($/bbl)
Realized crude oil prices
Excluding hedging	$79.42	$73.06	$73.98	$82.62	$80.92	$81.16
Including hedging	$79.42	$74.18	$74.94	$82.62	$80.61	$80.89
Realized NGLs prices
Excluding hedging	$62.34	$56.93	$60.04	$62.44	$55.86	$59.58
Realized crude oil and NGLs prices
Excluding hedging	$70.51	$71.12	$70.97	$71.95	$77.89	$76.52
Including hedging	$70.51	$72.10	$71.73	$71.95	$77.61	$76.31

Cash netbacks ($/boe)
Petroleum and natural gas sales	$13.60	$57.13	$22.76	$14.77	$62.39	$25.16
Royalties	(1.01)	(11.87)	(3.30)	(1.14)	(12.42)	(3.60)
Realized gain (loss) on derivatives	0.12	0.75	0.25	0.06	(0.21)	—
Operating expense	(5.16)	(22.44)	(8.80)	(5.46)	(19.95)	(8.62)
Operating income	7.55	23.57	10.91	8.23	29.81	12.94
General and administrative expense (1)	(2.43)	(1.04)	(2.14)	(2.18)	(1.34)	(2.00)
Finance expense (2)	(1.46)	(2.28)	(1.63)	(1.37)	(1.98)	(1.50)
Miscellaneous income	0.02	0.03	0.02	0.13	0.01	0.11
Cash netbacks	$3.68	$20.28	$7.16	$4.81	$26.50	$9.55

(1) General and administrative expense excludes non-cash G&A.

(2) Finance expense excludes non-cash accretion expense.

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	Three months ended			Six months ended
	June 30, 2012			June 30, 2012
($000, except as otherwise indicated)	Advantage	Longview	Consolidated	Advantage	Longview	Consolidated
Sales including realized hedging
Natural gas sales	$18,372	$1,539	$19,911	$42,037	$3,560	$45,597
Realized hedging gains	237	-	237	237	-	237
Natural gas sales including hedging	18,609	1,539	20,148	42,274	3,560	45,834
Crude oil and NGLs sales	8,940	29,035	37,975	18,700	68,083	86,783
Realized hedging gains (losses)	-	403	403	-	(241)	(241)
Crude oil and NGLs sales including hedging	8,940	29,438	38,378	18,700	67,842	86,542
Total	$27,549	$30,977	$58,526	$60,974	$71,402	$132,376
per boe	$13.72	$57.88	$23.01	$14.83	$62.18	$25.16

Royalties	$2,029	$6,355	$8,384	$4,671	$14,267	$18,938
per boe	$1.01	$11.87	$3.30	$1.14	$12.42	$3.60
As a percentage of petroleum and natural gas sales	7.4%	20.8%	14.5%	7.7%	19.9%	14.3%

Operating expense	$10,362	$12,012	$22,374	$22,437	$22,915	$45,352
per boe	$5.16	$22.44	$8.80	$5.46	$19.95	$8.62

General and administrative expense (1)	$4,876	$558	$5,434	$8,954	$1,542	$10,496
per boe	$2.43	$1.04	$2.14	$2.18	$1.34	$2.00

Interest on bank indebtedness	$1,863	$1,219	$3,082	$3,514	$2,273	$5,787
per boe	$0.93	$2.28	$1.21	$0.85	$1.98	$1.10

Interest on convertible debentures	$1,072	$-	$1,072	$2,128	$-	$2,128
per boe	$0.53	$-	$0.42	$0.52	$-	$0.40

Miscellaneous income	$47	$16	$63	$543	$16	$559
per boe	$0.02	$0.03	$0.02	$0.13	$0.01	$0.11

Funds from operations	$7,394	$10,849	$18,243	$19,813	$30,421	$50,234
per boe	$3.68	$20.28	$7.16	$4.81	$26.50	$9.55
per share (2) (3)	$0.04	$0.23	$0.09	$0.12	$0.65	$0.23

Dividends from Longview (declared by Longview)	$3,588	$(7,018)	$(3,430)	$8,005	$(14,034)	$(6,029)
Expenditures on property, plant and equipment	$7,857	$5,310	$13,167	$71,184	$23,906	$95,090
Expenditures on exploration and evaluation assets	-	-	-	-	-	-
Total capital spending	$7,857	$5,310	$13,167	$71,184	$23,906	$95,090

Debt and working capital
Bank indebtedness				$172,005	$112,949	$284,954
Convertible debentures				$86,250	$-	$86,250
Working capital deficit				$13,615	$6,463	$20,078

(1)	General and administrative expense excludes non-cash G&A.
(2)	Based on basic weighted average shares outstanding applicable to each legal entity.
(3)	Consolidated funds from operations per share excludes funds from operations attributable to the non-controlling interest of Longview.

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Overview

	Three months ended			Six months ended
	June 30			June 30
	2012	2011	% change	2012	2011	% change
Cash provided by (used in) operating activities ($000)	$(1,521)	$49,643	(103)%	$31,374	$74,224	(58)%
Funds from operations ($000)	$18,243	$52,041	(65)%	$50,234	$92,289	(46)%
per share (1)	$0.09	$0.28	(68)%	$0.23	$0.53	(57)%
per boe	$7.16	$19.88	(64)%	$9.55	$19.05	(50)%

(1)	Based on basic weighted average shares outstanding and excludes funds from operations attributable to the non-controlling interest of Longview.

Funds from operations decreased 65% and 46% for the three and six month periods ended June 30, 2012 compared to the same periods of 2011. The primary factor that caused these decreases in the Corporation’s funds from operations was the significant decline in realized commodity prices. Refer to the section “Commodity Prices and Marketing” for a more detailed discussion of commodity prices.

Another significant factor contributing to the decrease in funds from operations was the expiration in December 2011 of highly favorable commodity price hedges. Refer to the section “Commodity Price Risk” for a more detailed discussion of our price risk management.

Funds from operations were also impacted by facility outages due to annual turnaround maintenance, facility construction activities, and spring break-up conditions that prevented access to service and tie-in wells.

Funds from operations have benefited from continued cost reductions, such as operating costs, general and administrative expense, and finance expense. Unfortunately, natural gas prices still remain weak and pose a continuing challenge to the entire natural gas industry.

As a result of asset dispositions, including the reduction in ownership interest of Longview, and changes in commodity prices, historical financial and operating performance may not be indicative of actual future performance.

Advantage Oil & Gas Ltd. - 9

Petroleum, Natural Gas Sales and Hedging

	Three months ended			Six months ended
	June 30			June 30
($000)	2012	2011	% change	2012	2011	% change
Natural gas sales	$19,911	$47,056	(58)%	$45,597	$84,262	(46)%
Realized hedging gains	237	6,480	(96)%	237	14,797	(98)%
Natural gas sales including hedging	20,148	53,536	(62)%	45,834	99,059	(54)%
Crude oil and NGLs sales	37,975	47,543	(20)%	86,783	89,969	(4)%
Realized hedging gains (losses)	403	(1,108)	(136)%	(241)	(2,569)	(91)%
Crude oil and NGLs sales including hedging	38,378	46,435	(17)%	86,542	87,400	(1)%
Total (1)	$58,526	$99,971	(41)%	$132,376	$186,459	(29)%

(1) Total excludes unrealized derivative gains and losses.

Total sales, excluding hedging, decreased 39% for the three months and 24% for the six months ended June 30, 2012 as compared to 2011. Sales for 2012 have been negatively impacted primarily by the continued decrease in commodity prices, particularly natural gas prices. For the last several years natural gas prices have remained low due to decreased demand and increasing US domestic natural gas production, particularly from non-conventional natural gas resource plays. These factors have resulted in record storage inventory levels that are currently well-above the five-year average. This current environment has continued to place significant downward pressure on natural gas prices and we anticipate that natural gas prices will remain low in the near term. Production for the three months ended June 30, 2012 decreased 6% as compared to the first quarter of 2012, the direct result of numerous facilities outages due to annual turnaround maintenance, facility construction activities, and spring break-up conditions that prevented access to service and tie-in wells. Additionally, production at our Lookout Butte property (1,000 boe/d) in southern Alberta was curtailed in June 2012 due to maintenance at a third party processing facility. The property will continue to be shut-in to approximately October 2012 as a result of a fire that occurred at the third party processing facility while maintenance activities were underway. We are waiting on further updates from the third-party in regard to progress on their recovery efforts from the fire.

Our commodity price risk management program in 2011 delivered significant realized natural gas hedging gains, which improved funds from operations. For 2012, we have entered derivative contracts to hedge up to 66.3 mmcf/d of natural gas for the period from May to December at a floor price of AECO $1.85/mcf. The Corporation enters derivative contracts whereby realized hedging gains and losses partially offset commodity price fluctuations, which can positively or negatively impact sales.

Production

	Three months ended			Six months ended
	June 30			June 30
	2012	2011	% change	2012	2011	% change
Natural gas (mcf/d)	132,411	136,986	(3)%	136,037	124,137	10%
Crude oil (bbls/d)	4,614	4,459	3%	4,894	4,498	9%
NGLs (bbls/d)	1,266	1,460	(13)%	1,337	1,587	(16)%
Total (boe/d)	27,949	28,750	(3)%	28,904	26,775	8%
Natural gas (%)	78%	79%		78%	77%
Crude oil (%)	17%	16%		17%	17%
NGLs (%)	5%	5%		5%	6%

Average daily production during the second quarter of 2012 decreased 3% from the same period of 2011, with a 3% decrease in natural gas production and a 13% decrease in NGLs production, partially offset by a 3% increase in crude oil production. Production for the second quarter of 2012 was 6% lower than the 29,859 boe/d reported in the first quarter of 2012.

Advantage’s stand-alone production averaged 22,068 boe/d for the second quarter of 2012, as compared to 23,719 boe/d for the second quarter of 2011 and 23,121 boe/d realized during the first quarter of 2012. In March 2011, our Phase III development at Glacier was completed on-budget and ahead of schedule with production capacity of 100 mmcf/d at our 100% working interest gas plant (“Glacier gas plant”), a significant increase from the prior 50 mmcf/d capability. During the third quarter of 2011, we began our Phase IV development at Glacier to increase throughput capacity to 140 mmcf/d and further evaluate the Middle and Lower Montney formations. During Phase IV we drilled 28.5 net wells (29 gross) with 14 wells remaining to complete. Modifications at the Glacier gas plant to increase processing capacity to 140 mmcf/d were completed during the second quarter of 2012, which resulted in some associated downtime. However, as a result of the prevailing low natural gas pricing environment, we will maintain production from Glacier at between 90 mmcf/d and 100 mmcf/d through to July 2013 utilizing our inventory of 14 wells that will be completed as required to offset declines. Should natural gas prices show a sustained improvement, our Glacier gas plant is now well positioned with the capability to handle production capacity to 140 mmcf/d. Advantage also experienced lower average production as a direct result of numerous facilities outages due to annual turnaround maintenance during this quarter, including a third-party facility turnaround outage at Nevis that shut-in coal bed methane production of approximately 1,000 boe/d for a period of three weeks. Additionally, production at our Lookout Butte property (1,000 boe/d) in southern Alberta was curtailed in June 2012 due to maintenance at a third party processing facility. The property will continue to be shut-in to approximately October 2012 as a result of a fire that occurred at the third party facility while maintenance activities were underway. We are waiting on further updates from the third-party in regard to progress on their recovery efforts from the fire.

Advantage Oil & Gas Ltd. - 10

Longview’s daily production averaged 5,881 boe/d for the second quarter of 2012, comparable to the 5,870 boe/d for the second quarter of 2011 and a 13% decrease compared to the 6,738 boe/d realized during the first quarter of 2012. Lower average production from the immediate prior quarter was a direct result of extended maintenance at numerous facilities during the period including a third-party facility outage that shut-in production of approximately 2,200 boe/d from the Nevis area for a period in excess of three weeks. Additionally, prolonged spring break-up conditions caused road bans and lease access restrictions, delaying regular well maintenance, reactivations and scheduled tie-ins until late in the current quarter. Production additions from Longview’s capital expenditure programs have resulted in increased daily production that averaged 6,310 boe/d for the six months ended June 30, 2012. With the conclusion of facility turnaround outages and some reprieve from wet weather conditions, Longview’s second quarter 2012 exit daily production rate was approximately 6,300 boe/d.

Commodity Prices and Marketing

Natural Gas

	Three months ended			Six months ended
	June 30			June 30
($/mcf)	2012	2011	% change	2012	2011	% change
Realized natural gas prices
Excluding hedging	$1.65	$3.77	(56)%	$1.84	$3.74	(51)%
Including hedging	$1.67	$4.29	(61)%	$1.85	$4.42	(58)%
AECO daily index	$1.90	$3.88	(51)%	$2.04	$3.83	(47)%

Realized natural gas prices, excluding hedging, have decreased significantly as compared to 2011 and decreased 18% from the $2.02/mcf realized during the first quarter of 2012. Our realized natural gas prices for the second quarter of 2012 include sales gas pipeline fees associated with service commitments for 130 mmcf/d from Glacier. We incurred charges of approximately $0.25/mcf on these service commitments. These costs reduce natural gas sales, resulting in lower realized natural gas prices in comparison to the AECO daily index. We are currently maintaining Glacier production at 90 mmcf/d to 100 mmcf/d.

For the last several years natural gas prices have remained low due to decreased demand and increasing US domestic natural gas production, particularly from non-conventional natural gas resource plays. These factors have resulted in record storage inventory levels that are currently well-above the five-year average. This current environment has continued to place significant downward pressure on natural gas prices and we anticipate that natural gas prices will remain low in the near term. We continue to believe in the longer-term price support for natural gas due to the increased usage for power generation, the increased proportion of resource based natural gas supplies that result in higher initial production declines and reduced conventional natural gas drilling, which could eventually lead to a more balanced supply and demand environment. We monitor market developments closely and will be proactive in implementing an appropriate hedging strategy to mitigate the volatility in our cash flow as a result of fluctuations in natural gas prices.

Advantage Oil & Gas Ltd. - 11

Crude Oil and NGLs

	Three months ended			Six months ended
	June 30			June 30
($/bbl)	2012	2011	% change	2012	2011	% change
Realized crude oil prices
Excluding hedging	$73.98	$94.99	(22)%	$81.16	$88.15	(8)%
Including hedging	$74.94	$92.26	(19)%	$80.89	$84.99	(5)%
Realized NGLs prices
Excluding hedging	$60.04	$67.73	(11)%	$59.58	$63.42	(6)%
Realized crude oil and NGLs prices
Excluding hedging	$70.97	$88.27	(20)%	$76.52	$81.70	(6)%
Including hedging	$71.73	$86.21	(17)%	$76.31	$79.37	(4)%
WTI ($US/bbl)	$93.51	$102.55	(9)%	$98.23	$98.42	-%
$US/$Canadian exchange rate	$0.99	$1.03	(4)%	$0.99	$1.02	(3)%
Edmonton Light ($/bbl)	$84.14	$103.59	(19)%	$88.16	$96.02	(8)%
WTI/Edmonton Light Differential ($/bbl)	$(10.20)	$4.03	(353)%	$(10.54)	$(0.47)	(2143)%

Realized crude oil and NGLs prices, excluding hedging, decreased 20% and 6% for the three and six months ended June 30, 2012, as compared to the same periods of 2011. As compared to the first quarter of 2012, realized crude oil and NGL prices, excluding hedging, decreased 13% with WTI decreasing 9% to US$93.51/bbl. The price of WTI fluctuates based on regional and worldwide supply and demand fundamentals with significant price volatility experienced over the last several years. Advantage’s realized prices may not change to the same extent as WTI due to changes in the $US/$Canadian exchange rate and changes in Canadian crude oil differentials relative to WTI. Our realized pricing includes the commodity price differentials between WTI and Canadian Edmonton light pricing as well as further quality and transportation adjustments. Canadian Edmonton light prices averaged $84.14/bbl during the second quarter of 2012 as compared to $103.59/bbl during the same period of 2011 and $92.18/bbl in the immediate prior quarter. Our realized prices decreased during the second quarter of 2012 due to weakened WTI pricing and wide differentials between WTI and Canadian realized pricing, which adversely impacted our sales. We believe that the long-term pricing fundamentals for crude oil will remain strong with supply management by the Organization of the Petroleum Exporting Countries (“OPEC”) and strong relative demand from developing countries.

Commodity Price Risk

The Corporation’s financial results and condition will be dependent on the prices received for crude oil and natural gas production. Crude oil and natural gas prices have fluctuated widely and are determined by economic and political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other crude oil and natural gas regions, impact prices. Any movement in crude oil and natural gas prices will have an effect on the Corporation’s financial condition and performance. Advantage has an established financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into derivative contracts. Although these commodity price risk management activities could expose Advantage to losses or gains, entering derivative contracts helps us to stabilize cash flows and ensures that our capital expenditure program is substantially funded by such cash flows. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Corporation only enters into derivative contracts with major banks and international energy firms to further mitigate associated credit risk. Our Credit Facilities also prohibit the Corporation from entering into any derivative contract where the term of such contract exceeds three years. Further, the aggregate of such contracts cannot hedge greater than 60% of total estimated crude oil and natural gas production over two years and 50% over the third year.

Advantage Oil & Gas Ltd. - 12

Currently the Corporation has the following derivatives in place:

Description of Derivative	Term	Volume	Average Price

Natural gas – AECO
Collar	May 2012 to December 2012	37,912 mcf/d	Bought put $1.85/mcf
Sold call $2.70/mcf
Collar	July 2012 to December 2012	28,434 mcf/d	Bought put $1.85/mcf
Sold call $2.71/mcf
Crude oil - WTI
Fixed price (1)	January 2012 to December 2012	1,000 bbls/d	$97.10/bbl
Collar (1)	January 2012 to December 2012	1,000 bbls/d	Bought put $90.00/bbl
Sold call $102.25/bbl

(1) These financial contracts were entered by Longview.

A summary of realized and unrealized hedging gains and losses for the three and six months ended June 30, 2012 and 2011 are as follows:

	Three months ended			Six months ended
	June 30			June 30
($000)	2012	2011	% change	2012	2011	% change
Realized gains (losses) on derivatives
Natural gas	$237	$6,480	(96)%	$237	$14,797	(98)%
Crude oil	403	(1,108)	(136)%	(241)	(2,569)	(91)%
Total realized gains (losses) on derivatives	640	5,372	(88)%	(4)	12,228	(100)%
Unrealized gains (losses) on derivatives
Natural gas	(2,423)	(5,811)	(58)%	(2,237)	(12,873)	(83)%
Crude oil	6,927	5,082	36%	5,947	2,013	195%
Total unrealized gains (losses) on derivatives	4,504	(729)	(718)%	3,710	(10,860)	(134)%
Total gains on derivatives	$5,144	$4,643	11%	$3,706	$1,368	171%

For the three months ended June 30, 2012, we recognized a net realized derivative gain of $0.6 million (June 30, 2011 - $5.4 million net realized derivative gain) on settled derivative contracts, as a result of lower average actual crude oil and natural gas prices during the period as compared to our established average hedge prices. However, we recognized only a slight net realized derivative loss for the six months ended June 30, 2012 as compared to the $12.2 million net realized derivative gain from the same period of 2011. Our net realized derivative gains have decreased from 2011 as we had no natural gas production hedged from January to April 2012. However, in April 2012, we entered derivative contracts to hedge up to 66.3 mmcf/d of natural gas for the period from May to December 2012 at a floor price of AECO $1.85/mcf. As at June 30, 2012, the fair value of the derivative contracts outstanding and to be settled was a net asset of approximately $1.0 million, a fair value increase of $3.7 million from the $2.7 million net liability recognized as at December 31, 2011. For the six months ended June 30, 2012, this $3.7 million increase in the fair value of the derivative contracts was recognized in income as an unrealized derivative gain (June 30, 2011 – $10.9 million unrealized derivative loss). The valuation of the derivatives is the estimated fair value to settle the contracts as at June 30, 2012 and is based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices and foreign exchange rates as compared to the valuation assumptions. The Corporation does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of comprehensive income as a derivative gain or loss with a corresponding derivative asset and liability recorded on the statement of financial position. These derivative contracts will settle in 2012 corresponding to when the Corporation will recognize sales from production.

Advantage Oil & Gas Ltd. - 13

Royalties

	Three months ended			Six months ended
	June 30			June 30
	2012	2011	% change	2012	2011	% change
Royalties ($000)	$8,384	$14,691	(43)%	$18,938	$26,117	(27)%
per boe	$3.30	$5.62	(41)%	$3.60	$5.39	(33)%
As a percentage of petroleum and natural gas sales	14.5%	15.5%	(1.0)%	14.3%	15.0%	(0.7)%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation currently has mineral leases with provincial governments, individuals and other companies. Royalties include payments for Saskatchewan Resource Surcharge which is based on the petroleum and natural gas sales earned within the Province of Saskatchewan. Royalties also include the impact of gas cost allowance (“GCA”), which is a reduction of royalties payable to the Alberta Provincial Government to recognize capital and operating expenditures incurred in the gathering and processing of their share of natural gas production and does not generally fluctuate with natural gas prices. Our average corporate royalty rates are impacted by well depths, well production rates, and commodity prices.

Total royalties paid during 2012 has decreased as compared to the prior year due to a significant reduction in sales attributed to the reduced commodity price environment and lower corporate production. The royalty rate realized by each of Advantage and Longview on a stand-alone basis for the current quarter was 7.4% and 20.8%, respectively. Advantage’s royalty rates, that are predominately based on natural gas production, have decreased due to lower natural gas prices and lower average royalties attributed to production from our significant development at Glacier, Alberta. The estimated royalty rate for the life of a Glacier Montney horizontal well is approximately 5% due to industry provincial incentive programs. Corporate royalties as a percentage of petroleum and natural gas sales realized have increased modestly during the second quarter of 2012 as compared to the immediate prior quarter corresponding to the annual 2011 GCA adjustment.

Operating Expense

	Three months ended			Six months ended
	June 30			June 30
	2012	2011	% change	2012	2011	% change
Operating expense ($000)	$22,374	$22,410	- %	$45,352	$44,897	1%
per boe	$8.80	$8.57	3%	$8.62	$9.26	(7)%

Total operating expense for the three and six months ended June 30, 2012 is comparable to the same periods of 2011. However, operating expense per boe has increased 3% for the three months and decreased 7% for the six months ended June 30, 2012 as compared to the prior year.

Operating expense per boe realized by Advantage on a stand-alone basis for the second quarter of 2012 was $5.16/boe, compared to $6.74/boe for the second quarter of 2011 and $5.74/boe for the first quarter of 2012. Operating expense realized at Glacier for the second quarter of 2012 was approximately $0.36/mcf ($2.16/boe) at 98 mmcf/d due to the continued efficiencies created by processing our natural gas through our 100% owned Glacier gas plant. During this quarter Advantage also received several equalization payments in respect of prior years which favorably reduced operating expense.

Operating expense per boe realized by Longview for the second quarter of 2012 was $22.42/boe, compared to $17.15/boe for the second quarter of 2011 and $17.78/boe for the first quarter of 2012. Total operating expense and operating expense per boe realized by Longview increased during the second quarter of 2012 as Longview incurred costs associated with the clean-up of salt water spills resulting from injection pipeline failures at Sunset and additional costs for maintenance associated with specific facilities and pipelines. The spill clean-up work at Sunset is continuing and we anticipate additional costs to be incurred during the third quarter of 2012. On a per boe basis, operating costs were significantly impacted by lower daily production levels caused by scheduled facility turnaround outages during this quarter.

Advantage Oil & Gas Ltd. - 14

General and Administrative Expense

	Three months ended			Six months ended
	June 30			June 30
	2012	2011	% change	2012	2011	% change
General and administrative expense
Cash expense ($000)	$5,434	$5,998	(9)%	$10,496	$12,179	(14)%
per boe	$2.14	$2.29	(7)%	$2.00	$2.51	(20)%
Non-cash expense ($000)	$1,244	$4,069	(69)%	$3,307	$6,244	(47)%
per boe	$0.49	$1.56	(69)%	$0.63	$1.29	(51)%
Total general and administrative expense ($000)	$6,678	$10,067	(34)%	$13,803	$18,423	(25)%
per boe	$2.63	$3.85	(32)%	$2.63	$3.80	(31)%
Employees at June 30				122	125	(2)%

Cash general and administrative (“G&A”) expense for both the three and six months ended June 30, 2012 has decreased as compared to 2011 due to ongoing cost reduction efforts.

Non-cash G&A expense is comprised of restricted shares granted from Advantage and Longview to service providers with the purpose to retain and attract employees, to reward and encourage performance, and to focus employees on operating and financial performance that results in lasting shareholder return. Restricted shares generally vest one-third immediately on grant date with the remaining two-thirds vesting on each of the subsequent two anniversary dates. On vesting, common shares are issued to the service providers in exchange for their restricted shares outstanding. Compensation cost related to the restricted shares is recognized as share-based compensation expense within G&A expense over the service period of the service providers and incorporates the fair value at grant date, the estimated number of restricted shares to vest, and certain management estimates.

For the six months ended June 30, 2012, Advantage has not granted any new restricted shares and recognized $2.5 million of compensation cost as non-cash G&A expense. During the six months ended June 30, 2012, Advantage issued 849,836 common shares to service providers in accordance with the vesting provisions of the restricted share performance incentive plan. As at June 30, 2012, 1,238,797 restricted shares remain unvested and are scheduled to vest over the next two years with a total of $1.7 million in compensation cost to be recognized over the future service periods.

For the six months ended June 30, 2012, Longview granted 114,163 restricted shares and recognized $0.8 million of compensation cost as non-cash G&A expense. During the six months ended June 30, 2012, Longview issued 38,052 common shares to service providers in accordance with the vesting provisions of the restricted share performance incentive plan. As at June 30, 2012, 161,369 restricted shares remain unvested and are scheduled to vest over the next two years with a total of $0.8 million in compensation cost to be recognized over the future service periods.

Advantage Oil & Gas Ltd. - 15

Depreciation Expense

	Three months ended			Six months ended
	June 30			June 30
	2012	2011	% change	2012	2011	% change
Depreciation expense ($000)	$35,278	$38,701	(9)%	$72,856	$71,107	2%
per boe	$13.87	$14.79	(6)%	$13.85	$14.67	(6)%

Depreciation of oil and gas properties is provided on the unit-of–production method based on total proved and probable reserves, including future development costs, on a component basis. For the three months ended June 30, 2012 depreciation expense decreased due to the lower production and reduced rate of depreciation per boe. However, depreciation expense increased for the six months ended June 30, 2012 as the reduced rate of depreciation per boe was more than offset by the higher total production during the period. The rate of depreciation per boe has reduced for 2012 compared to 2011 due to a decrease in net property, plant and equipment attributable to the recognition of an impairment of oil and gas properties during the fourth quarter of 2011.

Exploration and Evaluation Expense

	Three months ended			Six months ended
	June 30			June 30
($000)	2012	2011	% change	2012	2011	% change
Exploration and evaluation expense	$75	$1,013	(93)%	$75	$1,218	(94)%

All exploratory costs incurred subsequent to acquiring the right to explore for oil and natural gas are capitalized as exploration and evaluation assets pending determination of technical feasibility and commercial viability. Such costs can typically include costs to acquire land rights in areas with no proved or probable reserves assigned, geological and geophysical costs, and exploration wells. If the assets are subsequently determined to be technically feasible and commercially viable, the exploratory costs are tested for impairment and then reclassified from exploration and evaluation assets to development and production assets. If exploratory costs are determined not to be technically feasible and commercially viable, the costs are expensed as exploration and evaluation expense. For the three and six months ended June 30, 2012, we have expensed minimal exploration and evaluation costs.

Other Income

	Three months ended			Six months ended
	June 30			June 30
($000)	2012	2011	% change	2012	2011	% change
Gain (loss) on sale of property, plant and equipment	$(158)	$20	(890)%	$(159)	$96	(266)%
Miscellaneous income	63	110	(43)%	559	135	314%
	$(95)	$130	(173)%	$400	$231	73%

Other income is negligible and consists of gains (losses) related to the disposition of property, plant and equipment and miscellaneous income.

Advantage Oil & Gas Ltd. - 16

Interest on Bank Indebtedness

	Three months ended			Six months ended
	June 30			June 30
	2012	2011	% change	2012	2011	% change
Interest on bank indebtedness ($000)	$3,082	$2,642	17%	$5,787	$6,550	(12)%
per boe	$1.21	$1.01	20%	$1.10	$1.35	(19)%
Average effective interest rate	4.2%	4.8%	(0.6)%	4.9%	4.9%	-%

Bank indebtedness at June 30 ($000)				284,954	182,609	56%

Total interest on bank indebtedness has increased for the three months ended June 30, 2012 as compared to the same period of 2011 primarily due to the increase in the average debt balance attributable to expenditures on property, plant and equipment, particularly at Advantage’s Montney natural gas resource play, and settlement of the 7.75% and 8.00% convertible debentures in December 2011. This increase was partially offset by lower realized effective interest rates. Total interest expense on bank indebtedness decreased for the six months ended June 30, 2012 compared to the same period of 2011 as the average debt level during the six months ended June 30, 2011 was significantly higher prior to the selling of a 37% non-controlling interest in Longview on April 14, 2011. Consolidated bank indebtedness outstanding at the end of June 30, 2012 was $285.0 million consisting of $172.0 million and $113.0 million for each of the legal entities Advantage and Longview, respectively. The Corporation’s interest rates are primarily based on short term bankers’ acceptance rates plus a stamping fee. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

Interest and Accretion on Convertible Debentures

	Three months ended			Six months ended
	June 30			June 30
	2012	2011	% change	2012	2011	% change
Interest on convertible
debentures ($000)	$1,072	$2,299	(53)%	$2,128	$4,562	(53)%
per boe	$0.42	$0.88	(52)%	$0.40	$0.94	(57)%
Accretion on convertible
debentures ($000)	$800	$845	(5)%	$1,601	$1,682	(5)%
per boe	$0.31	$0.32	(3)%	$0.30	$0.35	(14)%
Convertible debentures maturity value at June 30 ($000)				$86,250	$148,544	(42)%

Interest and accretion on convertible debentures for both the three and six months ended June 30, 2012 decreased compared to the same periods of 2011 due to the maturity and settlement of the 7.75% and 8.00% convertible debentures in December 2011.

Accretion on Decommissioning Liability

	Three months ended			Six months ended
	June 30			June 30
	2012	2011	% change	2012	2011	% change
Accretion on decommissioning
liability ($000)	$1,389	$1,425	(3)%	$3,084	$3,032	2%
per boe	$0.55	$0.54	2%	$0.59	$0.63	(6)%

Decommissioning liability at June 30 ($000)				$274,700	$177,454	55%

Decommissioning liabilities are determined by discounting at a risk-free rate the expected future cash flows required to decommission all petroleum and natural gas assets. The net present value of the decommissioning liability has increased due to a decrease in the risk-free rate. Accretion on decommissioning liability represents the increase in the decommissioning liability each reporting period due to the passage of time and is currently calculated at an annualized rate of 2.32% of the liability.

Advantage Oil & Gas Ltd. - 17

Taxes

Deferred income taxes arise from differences between the accounting and tax bases of our assets and liabilities. For the six months ended June 30, 2012, the Corporation recognized a deferred income tax recovery of $4.8 million compared to a deferred income tax recovery of $0.5 million for the six months ended June 30, 2011. As at June 30, 2012, the Corporation had a deferred income tax asset balance of $35.6 million and a deferred income tax liability balance of $21.3 million.

Net Income Attributable to Non-Controlling Interest

From April 14, 2011 to May 21, 2012, Advantage had a 63% ownership interest in Longview with the remaining 37% held by outside interests or non-controlling interests. On May 22, 2012, Advantage sold 8,300,000 common shares of Longview which decreased Advantage’s ownership interest to 45.2% and increased the non-controlling interests to 54.8%. As Advantage holds the single largest ownership interest of Longview and other ownership interests are comparatively dispersed, Advantage is considered to control Longview. Accordingly, Advantage’s consolidated financial statements include 100% of Longview’s accounts. To determine the net income attributable to the Advantage shareholders, it is necessary to deduct that portion of the net income related to Longview that is consolidated within Advantage’s financial results but are attributable to the non-controlling interests. Therefore, for the six months ended June 30, 2012, Advantage recognized a $3.8 million reduction to net income related to Longview’s net income attributable to the non-controlling interests.

Net Loss and Comprehensive Loss

	Three months ended			Six months ended
	June 30			June 30
	2012	2011	% change	2012	2011	% change
Net income (loss) and comprehensive income (loss) ($000)	$(15,579)	$997	(1,663)%	$(26,138)	$(4,712)	455%
per share - basic	$(0.10)	$0.01	(1,100)%	$(0.16)	$(0.03)	433%
- diluted	$(0.10)	$0.01	(1,100)%	$(0.16)	$(0.03)	433%

The net loss and net loss per common share for 2012 has increased as compared to 2011. Although Advantage has generally achieved production increases and cost reductions in recent periods, commodity prices have declined significantly, particularly natural gas prices, resulting in lower sales and the increased net loss.

Cash Netbacks

	Three months ended				Six months ended
	June 30				June 30
	2012		2011		2012		2011
	$000	per boe	$000	per boe	$000	per boe	$000	per boe
Petroleum and natural gas sales	$57,886	$22.76	$94,599	$36.16	$132,380	$25.16	$174,231	$35.95
Royalties	(8,384)	(3.30)	(14,691)	(5.62)	(18,938)	(3.60)	(26,117)	(5.39)
Realized gain (loss) on derivatives	640	0.25	5,372	2.05	(4)	-	12,228	2.52
Operating expense	(22,374)	(8.80)	(22,410)	(8.57)	(45,352)	(8.62)	(44,897)	(9.26)
Operating income	27,768	10.91	62,870	24.02	68,086	12.94	115,445	23.82
General and administrative (1)	(5,434)	(2.14)	(5,998)	(2.29)	(10,496)	(2.00)	(12,179)	(2.51)
Finance expense (2)	(4,154)	(1.63)	(4,941)	(1.89)	(7,915)	(1.50)	(11,112)	(2.29)
Miscellaneous income	63	0.02	110	0.04	559	0.11	135	0.03
Funds from operations and cash netbacks	$18,243	$7.16	$52,041	$19.88	$50,234	$9.55	$92,289	$19.05

(1) General and administrative expense excludes non-cash G&A.

(2) Finance expense excludes non-cash accretion expense.

Advantage Oil & Gas Ltd. - 18

Production increased 8% for the six months ended June 30, 2012 as compared to 2011; however, funds from operations have decreased significantly driven primarily by lower natural gas prices. Production for the three months ended June 30, 2012 decreased 6% as compared to the first quarter of 2012, the direct result of numerous facilities outages due to annual turnaround maintenance, facility construction activities, and spring break-up conditions that prevented access to service and tie-in wells. Additionally, production at our Lookout Butte property (1,000 boe/d) in southern Alberta was shut-in June 2012 to approximately October 2012 due to a fire that occurred at a third-party processing facility while maintenance activities were underway. We are waiting on further updates from the third-party in regard to progress on their recovery efforts from the fire. Our net realized derivative gains have decreased from 2011 as we had no natural gas production hedged from January to April 2012. However, in April 2012, we entered derivative contracts to hedge up to 66.3 mmcf/d of natural gas for the period from May to December 2012 at a floor price of AECO $1.85/mcf. Funds from operations have benefited from continued cost reductions, such as operating costs, general and administrative expense, and finance expense. Unfortunately, natural gas prices still remain weak and pose a continuing challenge to the entire natural gas industry.

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts, bank indebtedness and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation’s remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

	Payments due by period
($ millions)	Total	2012	2013	2014	2015
Building leases	$5.6	$1.7	$2.5	$1.4	$-
Pipeline/transportation	30.8	6.3	11.9	10.4	2.2
Bank indebtedness (1) - principal	285.0	-	-	285.0	-
- interest	27.7	7.0	14.0	6.7	-
Convertible debentures (2) - principal	86.2	-	-	-	86.2
- interest	13.0	2.2	4.3	4.3	2.2
Total contractual obligations	$448.3	$17.2	$32.7	$307.8	$90.6

(1)	The Corporation’s bank indebtedness does not have specific maturity dates. It is governed by credit facility agreements with a syndicate of financial institutions. Under the terms of the agreements, the facilities are reviewed annually, with the next reviews scheduled in June 2013. The facilities are revolving, and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facilities are converted at that time into one-year term facilities, with the principal payable at the end of such one-year terms. Management fully expects that the facilities will be extended at each annual review.
(2)	As at June 30, 2012, Advantage had $86.2 million convertible debentures outstanding. The convertible debentures are convertible to common shares based on an established conversion price. All remaining obligations related to convertible debentures can be settled through the payment of cash or issuance of common shares at Advantage’s option.

Advantage Oil & Gas Ltd. - 19

Liquidity and Capital Resources

The following table is a summary of the Corporation’s capitalization structure:

	June 30, 2012
($000, except as otherwise indicated)	Advantage	Longview	Consolidated
Bank indebtedness (non-current)	$172,005	$112,949	$284,954
Working capital deficit (1)	13,615	6,463	20,078
Net debt	185,620	119,412	305,032
Convertible debentures maturity value (non-current)	86,250	-	86,250
Total debt	$271,870	$119,412	$391,282
Shares outstanding	167,153,876	46,788,484
Shares closing market price ($/share)	$3.00	$7.27
Market capitalization (2)	$501,462	$340,152

(1)	Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits, trade and other accrued liabilities, and the other liability
(2)	Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date for each legal entity.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, convertible debentures and share capital. Advantage may manage its capital structure by issuing new common shares, repurchasing outstanding common shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, implementing a dividend reinvestment plan, adjusting capital spending, or disposing of assets or its ownership interest in Longview. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. The forecast of the Corporation’s future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the Corporation views as critical in the current environment. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due.

The economic situation during the last several years has created significant commodity price volatility. Crude oil prices have generally remained strong, influenced by middle-east tensions and associated supply concerns. Natural gas prices have remained low for several years due to decreased demand and increasing US domestic natural gas production, particularly from non-conventional natural gas resource plays. These factors have resulted in record storage inventory levels that are currently well-above the five-year average placing significant downward pressure on natural gas prices. The outlook for the Corporation from a prolonged weak commodity price environment, particularly natural gas, would be reductions in operating netbacks, funds from operations and capital expenditures. In order to strengthen our financial position and balance our cash flows, on April 14, 2011 we closed the sale of 17,250,000 Longview common shares with the net proceeds utilized to repay significant bank indebtedness and maturing convertible debentures. Additionally, on May 22, 2012, Advantage sold another 8,300,000 Longview common shares with net proceeds utilized to repay bank indebtedness. Management has partially mitigated commodity price risk whereby we have entered natural gas hedges of 37.9 mmcf/d for May to December 2012 at a floor price of $1.85/mcf and 28.4 mmcf/d for July to December 2012 at a floor price of $1.85/mcf. Additionally, Longview entered crude oil hedges of 1,000 bbls/d at $97.10/bbl and 1,000 bbls/d at a floor price of $90.00/bbl. However, we continue to be very cognizant of improving our financial flexibility in the current environment.

We believe that Advantage has implemented strategies to protect our business as much as possible in the current industry and economic environment. We have implemented a strategy to substantially balance funds from operations and our capital program expenditure requirements. A hedging program was also executed to help reduce the volatility of funds from operations. However, we are still exposed to risks as a result of the current economic situation. We continue to closely monitor the possible impact on our business and strategy, and will make adjustments as necessary with prudent management.

Advantage Oil & Gas Ltd. - 20

Shareholders’ Equity and Convertible Debentures

Advantage has utilized a combination of equity, convertible debentures and bank debt to finance acquisitions and development activities.

As at June 30, 2012, Advantage had 167.2 million common shares outstanding. During the six months ended June 30, 2012 Advantage issued 849,836 common shares to employees in accordance with the vesting provisions of the restricted share performance incentive plan. As at August 8, 2012, common shares outstanding have increased to 168.4 million.

The Corporation had $86.2 million of 5.00% convertible debentures outstanding at June 30, 2012 that were convertible to 10.0 million common shares based on the applicable conversion price and will mature in January 2015 (December 31, 2011 - $86.2 million outstanding and convertible to 10.0 million common shares). During the six months ended June 30, 2012, there were no conversions of debentures. The principal amounts of the 7.75% and 8.00% convertible debentures matured in December 2011 and were settled with $62.3 million in cash. Our convertible debenture obligation can be settled through the payment of cash or issuance of common shares at Advantage’s option.

Bank Indebtedness, Credit Facilities and Other Obligations

At June 30, 2012, Advantage had consolidated bank indebtedness outstanding of $285.0 million consisting of $172.0 million and $113.0 million for each of the legal entities Advantage and Longview, respectively. Bank indebtedness has increased $51.1 million since December 31, 2011, primarily due to capital expenditures to continue development at Glacier, including completion of the gas plant expansion to 140 mmcf/d in the second quarter of 2012. Advantage’s consolidated credit facilities of $500 million at June 30, 2012 include $300 million with Advantage and $200 million with Longview (the “Credit Facilities”). The credit facilities are each collateralized by a $1 billion floating charge demand debenture covering all assets of the legal entities. As well, the borrowing bases for the credit facilities are determined through utilizing the legal entities regular reserve estimates. The banking syndicate thoroughly evaluates the reserve estimates based upon their own commodity price expectations to determine the amount of the borrowing bases. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing bases. The next annual reviews are scheduled to occur in June 2013. There can be no assurance that the credit facilities will be renewed at the current borrowing base levels at that time.

Advantage had a consolidated working capital deficiency of $20.1 million as at June 30, 2012. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals, and the other liability. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital expenditure program, commodity price volatility, and seasonal fluctuations. We do not anticipate any problems in meeting future obligations as they become due given the level of our funds from operations and undrawn Credit Facilities. It is also important to note that working capital is effectively integrated with Advantage’s revolving operating loan facility, which assists with the timing of cash flows as required.

Non-Controlling Interest

On April 14, 2011, Longview completed its initial public offering at a price of $10 per common share issuing 17,250,000 common shares and raising gross proceeds of $172.5 million (including full exercise of the over-allotment option on April 28, 2011). Concurrent with the closing of the Offering, Longview purchased the Acquired Assets from Advantage for total consideration of $546.9 million, comprised of 29,450,000 common shares of Longview representing a 63% equity ownership and $252.4 million in cash. The remaining 37% equity ownership of Longview was held by outside interests or non-controlling interests. Additionally, on May 22, 2012, Advantage sold another 8,300,000 Longview common shares owned by Advantage to a syndicate of underwriters at a price of $9.00 per common share for gross proceeds of $74.7 million. Advantage now owns 21,150,010 common shares of Longview, representing an interest of approximately 45.2% in Longview. As Advantage holds the single largest ownership interest of Longview and other ownership interests are comparatively dispersed, Advantage is considered to control Longview. As such, Advantage’s consolidated financial statements include 100% of Longview’s accounts and non-controlling interest was recognized which represented Longview’s independent shareholders ownership interest in the net assets of Longview. Non-controlling interest on the statement of financial position is continually adjusted for the independent shareholders’ share of Longview’s net income that is consolidated within Advantage’s financial results and reduced for any dividends paid by Longview to the independent shareholders. Therefore, for the six months ended June 30, 2012, Advantage recognized a $3.8 million reduction to net income related to Longview’s net income attributable to the non-controlling interests. This $3.8 million increased non-controlling interest on the statement of financial position with a decrease of $6.0 million related to dividends declared by Longview to the non-controlling interest ownership.

Advantage Oil & Gas Ltd. - 21

Capital Expenditures

	Three months ended		Six months ended
	June 30		June 30
($000)	2012	2011	2012	2011
Drilling, completions and workovers	$10,831	$6,302	$79,000	$68,967
Well equipping and facilities	2,201	6,795	15,365	20,537
Land and seismic	-	614	44	920
Other	135	55	681	337
Expenditures on property, plant and equipment	13,167	13,766	95,090	90,761
Expenditures on exploration and evaluation assets	-	1,059	-	1,225
Proceeds from property disposition	(17)	-	(17)	-
Net capital expenditures (1)	$13,150	$14,825	$95,073	$91,986

(1) Net capital expenditures excludes changes in non-cash working capital and change in decommissioning liability.

Advantage’s preference is to operate a high percentage of properties such that we can maintain control of capital expenditures, operations and cash flows. Advantage’s business structure has been established in order to fully capitalize on both natural gas and crude oil exploration and development opportunities. Advantage is focused primarily on developing the significant natural gas resource play at Glacier, Alberta while retaining a significant investment in Longview that is focused on oil and natural gas liquids production and development.

Advantage on a legal entity basis spent a net $71.2 million on property, plant and equipment for the six months ended June 30, 2012, including $61.1 million at Glacier, $4.3 million at Crossfield, and the remaining balance at other areas. Advantage continues to focus on development of our Montney natural gas resource play at Glacier where we will continue to employ a phased development approach. In March 2011, our Phase III development at Glacier was completed on-budget and ahead of schedule with production capacity of 100 mmcf/d at our Glacier gas plant, a significant increase from the prior 50 mmcf/d capability. During the third quarter of 2011, we began our Phase IV development at Glacier to increase throughput capacity to 140 mmcf/d and further evaluate the Middle and Lower Montney formations. During Phase IV we drilled 28.5 net wells (29 gross) with 14 wells remaining to complete. Modifications at the Glacier gas plant to increase processing capacity to 140 mmcf/d were completed during the second quarter of 2012, which resulted in some associated downtime. However, as a result of the prevailing low natural gas pricing environment, we will maintain production from Glacier at between 90 mmcf/d and 100 mmcf/d through to July 2013 utilizing our inventory of 14 wells that will be completed as required to offset declines. Should natural gas prices show a sustained improvement, our Glacier gas plant is now well positioned with the capability to handle production capacity to 140 mmcf/d.

For the six months ended June 30, 2012, Longview spent a net $23.9 million on property, plant and equipment which included $7.6 million at Nevis, $6.8 million in Saskatchewan, $2.4 million at Brazeau, and $1.8 million at Sunset, with the remaining spending for miscellaneous projects. Capital expenditures were lower during the second quarter of 2012 from prolonged spring break-up conditions that caused road bans and lease access restrictions. During the current quarter Longview drilled a total of 1.7 net oil wells (5 gross) at a 100% success rate and completed a number of wells that were drilled during the first quarter of 2012.

Advantage Oil & Gas Ltd. - 22

Sources and Uses of Funds

The following table summarizes the various funding requirements during the six months ended June 30, 2012 and 2011 and the sources of funding to meet those requirements:

	Six months ended
	June 30
($000)	2012	2011
Sources of funds
Proceeds from sale of investment in Longview	$71,563	$-
Increase in bank indebtedness	51,050	-
Funds from operations	50,234	92,289
Property dispositions	17	-
Proceeds from Longview financing	-	160,810
	$172,864	$253,099
Uses of funds
Expenditures on property, plant and equipment	$95,090	$90,761
Decrease in bank indebtedness	-	108,048
Change in non-cash working capital and other	70,406	50,590
Dividends declared by Longview to non-controlling interest	6,027	862
Expenditures on decommissioning liability	1,341	1,545
Reduction of capital lease obligations	-	68
Expenditures on exploration and evaluation assets	-	1,225
	$172,864	$253,099

Funds from operations for 2012 have decreased significantly as compared to 2011. Although Advantage has generally achieved production increases and cost reductions in recent periods, commodity prices have declined significantly, particularly natural gas prices, resulting in lower sales and funds from operations. To assist with funding capital expenditure activities during the normally active winter period, Advantage has typically utilized bank indebtedness from its Credit Facilities. Over the last several years we have made significant strides in reducing our bank indebtedness from completing various financings, divesting of non-core assets, and progressively disposing of our ownership interest in Longview. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

Advantage Oil & Gas Ltd. - 23

Quarterly Performance

	2012		2011				2010
($000, except as otherwise indicated)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Daily production
Natural gas (mcf/d)	132,411	139,664	137,480	134,353	136,986	111,145	106,125	104,714
Crude oil and NGLs (bbls/d)	5,880	6,582	6,498	6,246	5,919	6,251	6,620	6,835
Total (boe/d)	27,949	29,859	29,411	28,638	28,750	24,775	24,308	24,287
Average prices
Natural gas ($/mcf)
Excluding hedging	$1.65	$2.02	$3.18	$3.62	$3.77	$3.72	$3.49	$3.51
Including hedging	$1.67	$2.02	$3.76	$4.16	$4.29	$4.55	$4.81	$4.80
AECO daily index	$1.90	$2.17	$3.20	$3.66	$3.88	$3.78	$3.63	$3.53
Crude oil and NGLs ($/bbl)
Excluding hedging	$70.97	$81.48	$87.06	$76.56	$88.27	$75.41	$69.19	$61.84
Including hedging	$71.73	$80.41	$85.88	$77.33	$86.21	$72.82	$64.14	$59.01
WTI ($US/bbl)	$93.51	$102.94	$94.02	$89.81	$102.55	$94.25	$85.18	$76.21
Total sales including realized hedging	$58,526	$73,850	$98,858	$95,797	$99,971	$86,488	$86,012	$83,335
Net income (loss)	$(15,579)	$(10,559)	$(145,063)	$(2,997)	$997	$(5,709)	$(22,889)	$(659)
per share - basic	$(0.10)	$(0.06)	$(0.87)	$(0.02)	$0.01	$(0.03)	$(0.14)	$-
- diluted	$(0.10)	$(0.06)	$(0.87)	$(0.02)	$0.01	$(0.03)	$(0.14)	$-
Funds from operations	$18,243	$31,991	$54,634	$50,108	$52,041	$40,248	$40,628	$37,698

The table above highlights the Corporation’s performance for the second quarter of 2012 and also for the preceding seven quarters. Following the completion of Phase II at Glacier in June 2010, production remained relatively consistent from the third quarter of 2010 through to the first quarter of 2011. Production increased significantly in the second quarter of 2011 as the Phase III expansion at Glacier was completed with production capacity at 100 mmcf/d. Production increased during the fourth quarter of 2011 and the first quarter of 2012 from production additions attributed to Longview’s capital expenditure program. Production decreased in the second quarter of 2012 as a direct result of numerous facilities outages due to annual turnaround maintenance, facility construction activities, and spring break-up conditions that prevented access to service and tie-in wells. Additionally, production at our Lookout Butte property (1,000 boe/d) in southern Alberta was shut-in June 2012 to approximately October 2012 due to a fire that occurred at a third-party processing facility while maintenance activities were underway. We are waiting on further updates from the third-party in regard to progress on their recovery efforts from the fire.

Our financial results, including sales and funds from operations, are significantly impacted by commodity prices, particularly natural gas. During 2010 and 2011, natural gas prices remained low which decreased our corresponding sales and funds from operations, although increasing production and strengthening crude oil and NGLs prices partially mitigated the impact. However, natural gas, crude oil and NGL prices have declined significantly from the fourth quarter of 2011 resulting in considerably reduced funds from operations. Advantage has continued to recognize net losses primary driven by weak natural gas prices, although we have also continued to experience a reduction in costs including royalties, operating expenses, general and administrative expense, and finance expense. Our net loss during the fourth quarter of 2011 was considerable as we recognized an impairment loss of $187.7 million related to two cash generating units that consisted of conventional natural gas focused properties located in Western and Eastern Alberta that had suffered a significant deterioration in value due to the challenging natural gas price environment.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation’s financial results and financial condition. There have been no changes to the nature and extent of our judgments and estimates during the six months ended June 30, 2012. Additional information concerning our judgments and estimates is disclosed in the notes to the audited consolidated financial statements and consolidated MD&A for the year ended December 31, 2011.

Accounting Pronouncements not yet Adopted

There have been no changes to accounting pronouncements not yet adopted during the six months ended June 30, 2012. Additional information concerning accounting pronouncements not yet adopted is disclosed in the notes to the audited consolidated financial statements and consolidated MD&A for the year ended December 31, 2011.

Advantage Oil & Gas Ltd. - 24

Disclosure Controls and Procedures

Advantage’s Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”), or caused it to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is made known to them by others, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s DC&P annually.

Internal Controls over Financial Reporting

Advantage’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (“ICFR”). They have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Advantage’s officers used to design the Corporation’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s ICFR annually.

Advantage’s Chief Executive Officer and Chief Financial Officer are required to disclose any change in the ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR. No material changes in the ICFR were identified during the interim period ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, our ICFR.

It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Corporation’s design of DC&P and ICFR provide a reasonable level of assurance that they are effective, they do not expect that the control system will prevent all errors and fraud. A control system, no matter how well conceived or operated, does not provide absolute, but rather is designed to provide reasonable assurance that the objective of the control system is met. The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

Outlook

Advantage’s business structure has been established in order to fully capitalize on both natural gas and crude oil exploration and development opportunities. Advantage is focused primarily on developing the significant natural gas resource play at Glacier, Alberta while retaining a significant investment in Longview that is focused on crude oil and natural gas liquids production and development.

Advantage

At Glacier, our continued successful drilling results has increased the quality and magnitude of our Montney natural gas resource which is contained in approximately 300 meters in the Upper, Middle and Lower Montney formations. Our high quality asset at Glacier contains significant scope and scale as validated by Sproule’s resource assessment and is underpinned with one of the lowest cost structures in Western Canada which provides Advantage with a significant drilling inventory. Our recent drilling which involved lateral and vertical delineation through the very thick Montney formation across our contiguous land block has added another dimension to Glacier, specifically with the Middle Montney. As a result of the prevailing low natural gas pricing environment, we will maintain production from Glacier at between 90 mmcf/d and 100 mmcf/d through to July 2013 utilizing our inventory of 14 wells that will be completed as required to offset declines.

Two of our four Middle Montney wells were tied-in and produced during the second quarter of 2012. The wells were further tested for liquid content and confirmed the estimated liquid yields that were observed during the initial well testing conducted in the first quarter of 2012. Liquid yields are internally estimated to range from 25 bbls/mmcf to 50 bbls/mmcf assuming a shallow cut refrigeration process. Liquid yields could be increased through construction of a higher cost facility which involves a deep cut liquids extraction process. We estimate liquid yields could increase to the range of 57 bbls/mmcf to 90 bbls/mmcf assuming a deep cut liquids extraction process. The propane, butane and condensate components are estimated to comprise 46% to 60% of the liquid yield in a deep cut liquids extraction process (see Advantage press release dated March 15, 2012). Natural gas production from the Middle Montney wells are demonstrating a shallow decline indicating that further optimization potential may exist.

Additional geological and engineering work has been undertaken to better characterize the Middle Montney reservoir and rock characteristics in conjunction with investigating modified completion techniques. This analysis will be important to the future completions of three additional Middle Montney horizontal wells which are scheduled to be spud by mid-August 2012. Field activities have been delayed due to continued wet weather conditions at Glacier.

Advantage Oil & Gas Ltd. - 25

Production during the third quarter of 2012 is expected to average 21,000 boe/d to 22,000 boe/d with capital expenditures of approximately $40 to $50 million. Production during the second half of 2012 will be impacted due to the continued shut-in of our Lookout Butte property.

Guidance for the 12 months ending June 30, 2013 is estimated as follows:

Production average	22,000 boe/d to 23,000 boe/d (95% natural gas)

Royalty rate	6% to 8%

Operating expense	$5.50/boe to $5.95/boe

Capital expenditures	$70 million to $80 million

Our 12 month capital program will include 3 additional Middle Montney evaluation wells and the completion of 14 existing wells (from our Phase IV drilling program) over this period. Additional Middle Montney wells may be drilled in the first half of 2013 depending on results and natural gas prices.

We believe that it is prudent to maintain capital spending discipline and financial flexibility in this current natural gas price environment. We also believe that the current price of natural gas is unsustainable for generating sufficient full cycle economic returns in the vast majority of North American natural gas plays and anticipate an improvement in the natural gas price environment.

Longview

Longview’s funds from operations continue to be sustained by strong crude oil prices and stable production that supports both their capital expenditure program and dividends. However, the second quarter of 2012 has been challenged by a reduction in realized commodity prices and lower production.

Crude oil prices decreased during the second quarter of 2012 due to weakened WTI pricing and wide differentials between WTI and Canadian realized pricing. Natural gas prices realized during this quarter also decreased in comparison to prior quarters and natural gas prices have remained low for the last several years due to decreased demand and increasing US domestic natural gas production. Lower average production was a direct result of extended maintenance at numerous facilities including a third-party facility outage that shut-in production of approximately 2,200 boe/d from the Nevis area for a period in excess of three weeks. Additionally, prolonged spring break-up conditions caused road bans and lease access restrictions, delaying regular well maintenance, reactivations and scheduled tie-ins until late in the current quarter. With the conclusion of facility turnaround outages and some reprieve from wet weather conditions, Longview’s second quarter 2012 exit daily production rate was approximately 6,300 boe/d.

On June 19, 2012 Longview announced a $27 million reduction in their capital expenditure program to $46 million and revised operational guidance for the year ending December 31, 2012. These actions were taken in response to the current weakness in global oil markets and the increase in differentials caused by a lack of pipeline take away capacity for Canadian crude oil. The reduction in capital expenditures is consistent with Longview’s strategy of maintaining financial discipline and a strong balance sheet in response to weak commodity prices.

The capital expenditure program also included analysis of cores that were taken from the Duvernay and Nordegg shale formations on a well that was drilled at Sunset in the fourth quarter of 2011. Longview’s detailed core analysis has confirmed the presence of hydrocarbons and they appear to be within the oil window. Longview is currently evaluating the various strategic arrangements and opportunities that will allow them to continue evaluating their extensive 123 undeveloped sections of land (100% working interest).

Longview continues to execute their 2012 capital program, focusing on operational and cost efficiencies to increase returns and produce stable cash flows while maintaining a conservative financial structure. Longview will continue to high grade its inventory of drilling locations and invest in opportunities that they believe provide strong economics during low commodity price cycles. Longview's business strategy is to provide shareholders with attractive long term returns that combine both growth and yield by exploiting their assets in a financially disciplined manner and by acquiring additional long-life oil and gas assets of a similar nature.

Advantage Oil & Gas Ltd. - 26

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation’s website at www.advantageog.com. Such other information includes the annual information form, the management information circular, press releases, material change reports, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

August 8, 2012

Advantage Oil & Gas Ltd. - 27

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

(thousands of Canadian dollars) (unaudited)	Notes	June 30, 2012	December 31, 2011

ASSETS
Current assets
Trade and other receivables		$29,542	$42,344
Prepaid expenses and deposits		5,390	6,045
Derivative asset	3	3,209	-
Total current assets		38,141	48,389

Non-current assets
Exploration and evaluation assets		7,655	7,730
Property, plant and equipment	4	1,918,506	1,877,287
Deferred income tax asset	5	35,635	39,383
Total non-current assets		1,961,796	1,924,400

Total assets		$1,999,937	$1,972,789

LIABILITIES
Current liabilities
Trade and other accrued liabilities		$54,590	$138,119
Derivative liability	3	2,237	2,738
Other liability		420	908
Total current liabilities		57,247	141,765

Non-current liabilities
Bank indebtedness	6	283,138	232,684
Convertible debentures		77,491	75,890
Decommissioning liability	7	274,700	253,796
Deferred income tax liability	5	21,139	29,723
Total non-current liabilities		656,468	592,093

Total liabilities		713,715	733,858

SHAREHOLDERS' EQUITY
Share capital	8	2,221,132	2,214,784
Convertible debentures equity component		8,348	8,348
Contributed surplus		88,990	71,762
Deficit		(1,189,219)	(1,163,081)
Total shareholders' equity attributable to Advantage shareholders		1,129,251	1,131,813
Non-controlling interest	9	156,971	107,118
Total shareholders' equity		1,286,222	1,238,931
Total liabilities and shareholders' equity		$1,999,937	$1,972,789

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 28

Consolidated Statement of Comprehensive Income (Loss)

		Three months ended		Six months ended
(thousands of Canadian dollars, except for per share amounts) (unaudited)	Notes	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Petroleum and natural gas sales		$57,886	$94,599	$132,380	$174,231
Less: royalties		(8,384)	(14,691)	(18,938)	(26,117)
Petroleum and natural gas revenue		49,502	79,908	113,442	148,114

Operating expense		(22,374)	(22,410)	(45,352)	(44,897)
General and administrative expense		(6,678)	(10,067)	(13,803)	(18,423)
Depreciation expense	4	(35,278)	(38,701)	(72,856)	(71,107)
Exploration and evaluation expense		(75)	(1,013)	(75)	(1,218)
Finance expense		(6,354)	(7,238)	(12,625)	(15,883)
Gains on derivatives	3	5,144	4,643	3,706	1,368
Other income (loss)		(95)	130	400	231
Income (loss) before taxes and non-controlling interest		(16,208)	5,252	(27,163)	(1,815)
Income tax (expense) recovery	5	2,667	(908)	4,836	450
Net income (loss) and comprehensive income (loss) before non-controlling interest		(13,541)	4,344	(22,327)	(1,365)
Net income attributable to non-controlling interest		(2,038)	(3,347)	(3,811)	(3,347)
Net income (loss) and comprehensive income (loss) attributable to Advantage shareholders		$(15,579)	$997	$(26,138)	$(4,712)

Net income (loss) per share attributable to Advantage shareholders	11
Basic		$(0.10)	$0.01	$(0.16)	$(0.03)
Diluted		$(0.10)	$0.01	$(0.16)	$(0.03)

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 29

Consolidated Statement of Changes in Shareholders' Equity

(thousands of Canadian dollars) (unaudited)	Notes	Share capital	Convertible debentures equity component	Contributed surplus	Deficit	Total shareholders' equity attributable to Advantage shareholders	Non-controlling interest	Total shareholders' equity

Balance, January 1, 2012		$2,214,784	$8,348	$71,762	$(1,163,081)	$1,131,813	$107,118	$1,238,931
Net loss and comprehensive loss		-	-	-	(26,138)	(26,138)	3,811	(22,327)
Share based compensation	8, 10	6,348	-	(2,643)	-	3,705	-	3,705
Change in ownership interest, sale of 8,300,000 shares of Longview	9	-	-	19,871	-	19,871	51,692	71,563
Change in ownership interest, share based compensation		-	-	-	-	-	379	379
Dividends declared by Longview ($0.30 per Longview share)		-	-	-	-	-	(6,029)	(6,029)
Balance, June 30, 2012		$2,221,132	$8,348	$88,990	$(1,189,219)	$1,129,251	$156,971	$1,286,222

Balance, January 1, 2011		$2,199,491	$8,348	$14,783	$(1,010,309)	$1,212,313	$-	$1,212,313
Net loss and comprehensive loss		-	-	-	(4,712)	(4,712)	3,347	(1,365)
Share based compensation	8, 10	7,498	-	140	-	7,638	-	7,638
Common control transaction and change in ownership interest		-	-	56,701	-	56,701	106,274	162,975
Dividends declared by Longview ($0.10 per Longview share)		-	-	-	-	-	(1,725)	(1,725)
Balance, June 30, 2011		$2,206,989	$8,348	$71,624	$(1,015,021)	$1,271,940	$107,896	$1,379,836

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 30

Consolidated Statement of Cash Flows

		Three months ended		Six months ended
(thousands of Canadian dollars) (unaudited)	Notes	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Operating Activities
Income (loss) before taxes and non-controlling interest		$(16,208)	$5,252	$(27,163)	$(1,815)
Add (deduct) items not requiring cash:
Share based compensation	10	1,244	4,069	3,307	6,244
Depreciation expense	4	35,278	38,701	72,856	71,107
Exploration and evaluation expense		75	1,013	75	1,218
Unrealized loss (gain) on derivatives	3	(4,504)	729	(3,710)	10,860
Loss (gain) on sale of property, plant and equipment	4	158	(20)	159	(96)
Finance expense		6,354	7,238	12,625	15,883
Expenditures on decommissioning liability	7	(602)	(507)	(1,341)	(1,545)
Changes in non-cash working capital	12	(23,316)	(6,832)	(25,434)	(27,632)
Cash provided by (used in) operating activities		(1,521)	49,643	31,374	74,224

Financing Activities
Proceeds from Longview financing		-	160,810	-	160,810
Proceeds from sale of shares in Longview		71,563	-	71,563	-
Increase (decrease) in bank indebtedness	6	(6,453)	(164,744)	51,050	(108,048)
Dividends paid by Longview		(3,015)	(862)	(5,612)	(862)
Reduction of capital lease obligations		-	-	-	(68)
Interest paid		(3,692)	(4,954)	(8,540)	(10,510)
Cash provided by (used in) financing activities		58,403	(9,750)	108,461	41,322

Investing Activities
Expenditures on property, plant and equipment	4	(56,899)	(38,834)	(139,852)	(114,321)
Expenditures on exploration and evaluation assets		-	(1,059)	-	(1,225)
Property dispositions		17	-	17	-
Cash used in investing activities		(56,882)	(39,893)	(139,835)	(115,546)
Net change in cash		-	-	-	-
Cash, beginning of period		-	-	-	-
Cash, end of period		$-	$-	$-	$-

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 31

Notes to The Interim Consolidated Financial Statements

June 30, 2012 (unaudited)

All tabular amounts are in thousands of Canadian dollars except as otherwise indicated.

1.	Business and structure of Advantage Oil & Gas Ltd.

Advantage Oil & Gas Ltd. and its subsidiaries (together “Advantage” or the “Corporation”) are a growth oriented intermediate oil and natural gas development and production corporation with properties located in Western Canada.

Advantage is domiciled and incorporated in Canada under the Business Corporations Act (Alberta). Advantage’s head office address is 700, 400 – 3rd Avenue SW, Calgary, Alberta, Canada. The Corporation’s primary listing is on the Toronto Stock Exchange and is also traded on the New York Stock Exchange as a Foreign Private Issuer, under the symbol “AAV”.

2.	Basis of preparation

(a)	Statement of compliance

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Corporation has consistently applied the same accounting policies throughout all periods presented as those set out in the audited consolidated financial statements for the year ended December 31, 2011. Certain disclosures included in the notes to the annual consolidated financial statements have been condensed in the following note disclosures or have been disclosed on an annual basis only. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of August 8, 2012, the date the Board of Directors approved the statements.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except as detailed in the Corporation’s accounting policies in the audited consolidated financial statements for the year ended December 31, 2011.

The methods used to measure fair values of derivative instruments are discussed in the audited consolidated financial statements for the year ended December 31, 2011.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(d)	Basis of consolidation

These consolidated financial statements include the accounts of the Corporation and all subsidiaries over which it has control, including Longview Oil Corp. (“Longview”), a public Canadian corporation of which Advantage owns 45.2% at June 30, 2012, and the remaining ownership is disclosed as non-controlling interest. All inter-corporate balances, income and expenses resulting from inter-corporate transactions are eliminated.

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3.	Financial risk management

(a)	Price and currency risk

As at June 30, 2012, the Corporation had the following derivatives in place:

Description of Derivative	Term	Volume	Average Price

Natural gas – AECO
Collar	May 2012 to December 2012	37,912 mcf/d	Bought put Cdn $1.85/mcf
Sold call Cdn $2.70/mcf
Collar	July 2012 to December 2012	28,434 mcf/d	Bought put Cdn $1.85/mcf Sold call Cdn $2.71/mcf
Crude oil - WTI
Fixed price	January 2012 to December 2012	1,000 bbls/d	Cdn $97.10/bbl
Collar	January 2012 to December 2012	1,000 bbls/d	Bought put Cdn $90.00/bbl
Sold call Cdn $102.25/bbl
Electricity – Alberta Pool Price
Fixed price	January 2012 to December 2012	0.9 MW	Cdn $77.88/MWh

For the six months ended June 30, 2012, $3.7 million was recognized in net loss as a derivative gain (June 30, 2011 - $1.4 million derivative gain). The table below summarizes the realized and unrealized gains (losses) on derivatives.

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Realized gains (losses) on derivatives	$640	$5,372	$(4)	$12,228
Unrealized gains (losses) on derivatives	4,504	(729)	3,710	(10,860)
Total gains on derivatives	$5,144	$4,643	$3,706	$1,368

The fair value of the commodity risk management derivatives have been allocated to current assets and liabilities on the basis of expected timing of cash settlement.

Advantage Oil & Gas Ltd. - 33

3.	Financial risk management (continued)

(b)	Capital management

Advantage’s capital structure as at June 30, 2012 and December 31, 2011 is as follows:

	June 30, 2012	December 31, 2011
Bank indebtedness (non-current) (note 6)	$284,954	$233,903
Working capital deficit (1)	20,078	90,638
Net debt	$305,032	$324,541
Shares outstanding (note 8)	167,153,876	166,304,040
Share closing market price ($/share)	3.00	4.24
Market capitalization (2)	501,462	705,129
Convertible debentures maturity value (non-current)	86,250	86,250
Total capitalization	$892,744	$1,115,920

(1) Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits, trade and other accrued liabilities, and the other liability.

(2) Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.

Advantage Oil & Gas Ltd. - 34

4.	Property, plant and equipment

	Oil & gas	Furniture and
Cost	properties	equipment	Total
Balance at January 1, 2011	$2,018,949	$4,024	$2,022,973
Additions	253,731	443	254,174
Change in decommissioning liability (note 7)	79,660	-	79,660
Disposals	(184)	-	(184)
Transferred from exploration and evaluation assets	483	-	483
Balance at December 31, 2011	$2,352,639	$4,467	$2,357,106
Additions	94,409	681	95,090
Change in decommissioning liability (note 7)	19,005	-	19,005
Disposals	(536)	-	(536)
Balance at June 30, 2012	$2,465,517	$5,148	$2,470,665

	Oil & gas	Furniture and
Accumulated depreciation and impairment losses	properties	equipment	Total
Balance at January 1, 2011	$137,979	$1,232	$139,211
Depreciation	152,279	648	152,927
Impairment of oil and gas properties	187,684	-	187,684
Disposals	(3)	-	(3)
Balance at December 31, 2011	$477,939	$1,880	$479,819
Depreciation	72,529	327	72,856
Disposals	(516)	-	(516)
Balance at June 30, 2012	$549,952	$2,207	$552,159

	Oil & gas	Furniture and
Net book value	properties	equipment	Total
At December 31, 2011	$1,874,700	$2,587	$1,877,287
At June 30, 2012	$1,915,565	$2,941	$1,918,506

During the six months ended June 30, 2012, Advantage capitalized general and administrative expenditures directly related to development activities of $3.1 million (June 30, 2011 - $3.9 million).

5.	Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year.

Advantage Oil & Gas Ltd. - 35

6.	Bank indebtedness

	June 30, 2012	December 31, 2011
Revolving credit facility	$284,954	$233,903
Discount on Bankers Acceptances and other fees	(1,816)	(1,219)
Balance, end of period	$283,138	$232,684

The Corporation has credit facilities (the "Credit Facilities") of $500 million, comprised of $300 million held by Advantage and $200 million held by Longview. The Credit Facilities are comprised of $40 million extendible revolving operating loan facilities from one financial institution and $460 million of extendible revolving loan facilities from a syndicate of financial institutions. Amounts borrowed under the Credit Facilities bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, LIBOR rate or bankers' acceptance rate plus between 1.00% and 3.50% depending on the type of borrowing and the Corporations’ debt to cash flow ratio. The Credit Facilities are each collateralized by a $1 billion floating charge demand debenture covering all assets. The amounts available to the Corporation from time to time under the Credit Facilities are based upon the borrowing base determined semi-annually by the lenders. The revolving period for the Credit Facilities will end in June 2013 unless extended at the option of the syndicate for a further 364 day period. If the Credit Facilities are not extended, they will convert to non-revolving term facilities due 365 days after the last day of the revolving period. The Credit Facilities prohibit the Corporation from entering into any derivative contract where the term of such contract exceeds three years. Further, the aggregate of such contracts cannot hedge greater than 60% of total estimated petroleum and natural gas production over two years and 50% over the third year, in each respective legal entity. The Credit Facilities contain standard commercial covenants for credit facilities of this nature. The only financial covenant is a requirement for each entity to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four-quarter basis. These covenants were met at June 30, 2012 and December 31, 2011. Breach of any covenant will result in an event of default in which case the Corporation has 20 days to remedy such default. If the default is not remedied or waived, and if required by the lenders, the administrative agent of the lenders has the option to declare all obligations under the credit facilities to be immediately due and payable without further demand, presentation, protest, days of grace, or notice of any kind. Interest payments under the debentures are subordinated to the repayment of any amounts owing under the Credit Facilities and are not permitted if the Corporation is in default of such Credit Facilities or if the amount of outstanding indebtedness under such facilities exceeds the then existing current borrowing base. For the six months ended June 30, 2012, the average effective interest rate on the outstanding amounts under the facilities was approximately 4.2% (June 30, 2011 – 5.0%). Advantage also has issued letters of credit totaling $Nil at June 30, 2012 (December 31, 2011 – $8.8 million).

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7.	Decommissioning liability

The Corporation’s decommissioning liability results from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities, all of which will require future costs of decommissioning under environmental legislation. These costs are expected to be incurred between 2012 and 2072. A risk-free rate of 2.32% (December 31, 2011 – 2.50%) and an inflation factor of 2% were used to calculate the fair value of the decommissioning liability. A reconciliation of the decommissioning liability is provided below:

	Six months ended	Year ended
	June 30, 2012	December 31, 2011
Balance, beginning of period	$253,796	$172,130
Accretion expense	3,084	5,748
Liabilities incurred	2,236	4,714
Change in estimates	(2,236)	(3,699)
Effect of change in risk-free rate	19,005	78,645
Property dispositions, acquisitions and asset swaps	156	(407)
Liabilities settled	(1,341)	(3,335)
Balance, end of period	$274,700	$253,796

8.	Share capital

(a)	Authorized

The Corporation is authorized to issue an unlimited number of shares without nominal or par value.

(b)	Issued

	Common Shares	Amount
Balance at January 1, 2011	164,092,009	$2,199,491
Share based compensation (note 10)	2,212,031	15,293
Balance at December 31, 2011	166,304,040	$2,214,784
Share based compensation (note 10)	849,836	6,348
Balance at June 30, 2012	167,153,876	$2,221,132

9.	Non-controlling interest

On May 22, 2012, Advantage sold 8,300,000 common shares of Longview to a syndicate of underwriters, for net proceeds of $71.6 million. As a result, Advantage now owns 21,150,010 common shares of Longview, representing an interest of approximately 45.2% in Longview. As Advantage holds the single largest ownership interest of Longview, and other ownership interests are comparatively dispersed, Advantage is considered to control Longview. The sale of Longview shares is a transaction with non-controlling interests that did not result in a loss of control. Accordingly, non-controlling interest has been increased by $51.7 million, the adjustment between the carrying amounts of the controlling and non-controlling interests to reflect the changes in their relative interests in Longview. The difference of $19.9 million between the net proceeds and the adjustment has been credited to shareholders’ equity attributable to Advantage shareholders through contributed surplus.

Advantage Oil & Gas Ltd. - 37

10.	Share based compensation

The following table summarizes information about changes in restricted shares outstanding at June 30, 2012:

Restricted Shares
Balance at January 1, 2011	2,925,868
Granted	1,443,956
Vested (note 8)	(2,212,031)
Forfeited	(40,083)
Balance at December 31, 2011	2,117,710
Granted	-
Vested (note 8)	(849,836)
Forfeited	(29,077)
Balance at June 30, 2012	1,238,797

The following table summarizes information about restricted shares outstanding at June 30, 2012:

		Weighted
		Average Fair
	Restricted	Value at
Date Granted	Shares	Grant Date
September 2, 2009	340,119	$5.80
July 12, 2010	252,166	$6.53
January 12, 2011	21,448	$6.95
April 11, 2011	262,975	$8.28
July 12, 2011	362,089	$7.15
Total	1,238,797

During the six months ended June 30, 2012, the Corporation recognized share based compensation of $4.1 million (six months ended June 30, 2011 - $7.6 million), of which $0.8 million (June 30, 2011 - $1.4 million) was capitalized to property, plant and equipment, and $3.3 million (June 30, 2011 - $6.2 million) was recorded as an expense in the Statement of Loss and Comprehensive Loss.

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11.	Net income (loss) per share attributable to Advantage shareholders

The calculations of basic and diluted net income (loss) per share are derived from both net income (loss) attributable to Advantage common shareholders and weighted average shares outstanding, calculated as follows:

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Net income (loss) attributable to Advantage shareholders
Basic and diluted	$(15,579)	$997	$(26,138)	$(4,712)
Weighted average shares outstanding
Basic and diluted	167,086,659	165,076,480	166,813,775	164,784,181

The calculation of diluted net income (loss) per share for the three and six months ended June 30, 2012 and 2011 excludes convertible debentures, as their impact would be anti-dilutive. Total weighted average shares issuable in exchange for the series of convertible debentures excluded from the diluted net income (loss) per share calculation for the three and six months ended June 30, 2012 was 10,029,070 for both periods (three and six months ended June 30, 2011 – 13,019,819 shares for both periods). As at June 30, 2012, the total convertible debentures outstanding were convertible to 10,029,070 shares (June 30, 2011 – 13,019,819 shares).

Restricted shares have been excluded from the calculation of diluted net income (loss) per share for the three and six months ended June 30, 2012 and 2011, as the impact would have been anti-dilutive. Total weighted average shares issuable in exchange for the restricted shares and excluded from the diluted net income (loss) per share calculation for the three and six months ended June 30, 2012 was 567,161 and 609,264 shares, respectively (June 30, 2011 – 1,611,571 and 1,612,734 shares, respectively).

12.	Supplemented cash flow information

Changes in non-cash working capital is comprised of:

	Six months ended
	June 30, 2012	June 30, 2011
Source (use) of cash:
Trade and other receivables	$12,802	$1,536
Prepaid expenses and deposits	655	816
Trade and other accrued liabilities	(83,529)	(52,042)
	$(70,072)	$(49,690)

Related to operating activities	$(25,434)	$(27,632)
Related to financing activities	900	2,993
Related to investing activities	(45,538)	(25,051)
	$(70,072)	$(49,690)

Advantage Oil & Gas Ltd. - 39

13.	Related party transactions

Transactions between Advantage and Longview

At June 30, 2012, amounts due from Longview totaled $2.9 million (December 31, 2011 - $1.7 million). Advantage charged Longview $2.7 million during the six months ended June 30, 2012 under the Technical Services Agreement (the “TSA”) (June 30, 2011 - $1.1 million). Dividends declared and payable from Longview to Advantage during the six months ended June 30, 2012 totaled $8.0 million (June 30, 2011 - $1.5 million). All amounts due to and from Longview are non-interest bearing in nature, are settled monthly and were incurred within the normal course of business. All inter-corporate balances, income and expenses resulting from inter-corporate transactions are eliminated.

Advantage Oil & Gas Ltd. - 40

Directors	Legal Counsel

Stephen E. Balog (1)(2)	Burnet, Duckworth and Palmer LLP
Kelly I. Drader
Paul G. Haggis(1)	Transfer Agent
John A. Howard (2)(3)
Andy J. Mah	Computershare Trust Company of Canada
Ronald A. McIntosh (1)(2)
Sheila H. O’Brien (2)(3)	Abbreviations
Carol D. Pennycook (1)(3)
Steven Sharpe	bbls	- barrels
	bbls/d	- barrels per day
(1) Member of Audit Committee	boe	- barrels of oil equivalent (6 mcf = 1 bbl)
(2) Member of Reserve Evaluation Committee	boe/d	- barrels of oil equivalent per day
(3) Member of Human Resources, Compensation & Corporate	mcf	- thousand cubic feet
Governance Committee	mcf/d	- thousand cubic feet per day
	mmcf	- million cubic feet
Officers	mmcf/d	- million cubic feet per day
	bcf	- billion cubic feet
Andy J. Mah, President and CEO	tcf	- trillion cubic feet
Kelly I. Drader, CFO	gj	- gigajoules
Patrick J. Cairns, Senior Vice President	NGLs	- natural gas liquids
Craig Blackwood, Vice President, Finance	WTI	- West Texas Intermediate
Neil Bokenfohr, Vice President, Exploitation
Corporate Office
Corporate Secretary
700, 400 – 3 Avenue SW
Jay P. Reid, Partner	Calgary, Alberta T2P 4H2
Burnet, Duckworth and Palmer LLP	(403) 718-8000

Auditors	Contact Us

PricewaterhouseCoopers LLP	Toll free: 1-866-393-0393
Email: ir@advantageog.com
Bankers	Visit our website at www.advantageog.com
The Bank of Nova Scotia
National Bank of Canada	Toronto Stock Exchange Trading Symbols
Royal Bank of Canada
Canadian Imperial Bank of Commerce	Shares: AAV
Union Bank, Canada Branch	5.00% Convertible Debentures: AAV.DBH
Alberta Treasury Branches
HSBC Bank Canada	New York Stock Exchange Trading Symbol
Wells Fargo Bank N.A., London Branch
Shares: AAV
Independent Reserve Evaluators

Sproule Associates Limited

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